SUMMARY OF TERMS
FOR SERIES SEED EXTENSION FINANCING OF
ROAM RESEARCH, INC.

This Term Sheet summarizes the principal terms of an extension of the Series Seed Preferred Stock Financing (the "**Series Seed Extension**") of Roam Research, Inc. a Delaware corporation (the "**Company**") with the investor listed below (the "**Investor**"). Except for the section titled "Confidentiality", no legally binding obligations will be created until definitive agreements are executed and delivered by all parties. This Term Sheet shall be governed in all respects by the laws of the State of Delaware.

Offering Terms

Security:	Series Seed Preferred Stock, identical to the Company's outstanding Series Seed Preferred Stock.
Price Per Share:	$14.51081 per share, the same per share price as the Series Seed Preferred Stock previously sold by the Company.
Investor:	Roam I, a series of Wefunder SPV, LLC
Closing Date:	The closing shall occur on or about April 30, 2020 (the "**Closing**").
Transaction Terms:	The Series Seed Extension shall utilize the Company's existing Series Seed financing agreements (the "**Transaction Agreements**") and, except as explicitly provided herein, all terms shall remain as currently in effect.
Liquidation Preference:	1x, non-participating, pari passu with all other series of Preferred Stock.
Conversion:	Optional conversion upon holder's election. Automatic conversion upon (i) the election of a majority of the Preferred Stock or (ii) the consummation of an underwritten public offering with gross proceeds to the Company of no less than $30,000,000.
Dilution Protection:	Standard broad-based weighted average anti-dilution protection, subject to customary exclusions.
Voting:	The Series Seed Preferred Stock votes on an as-converted basis, but also with class and series votes as provided by law.
Information Rights:	Investor shall be entitled to customary information rights (annual and quarterly unaudited financial statements) pursuant to the terms of the Company's Investors' Rights Agreement.
Preemptive Rights:	Investor shall be entitled to customary preemptive rights to participate in future Company financings pursuant to the terms of the Company's Investors'

Rights Agreement.

Proxy: Investor shall enter into a Proxy Voting Agreement with Conon White-Sullivan and Joshua Brown (the "**Proxyholders**") whereby the Investor will agree to grant the Proxyholders the right to vote all shares of the Company held by investor in Proxyholder's sole discretion (the "**Proxy**"). Such Proxy will apply (i) to all matters submitted to a vote of stockholders of the Company at a meeting of stockholders or through the solicitation of a written consent of stockholders and (ii) for all purposes under the Transaction Agreements, the Company's Restated Certificate and all other agreements to which Investor is or becomes a party and has a right to vote or act under.

Transferability: Investor will be bound by the restrictions on transfer in the Company's bylaws which require the consent of the Board prior to any transfer of Series Seed Preferred Stock.

Confidentiality: The terms and existence of this term sheet is confidential.